WPS Resources Corporation
700 North Adams Street
P.O. Box 19001
Green Bay, Wisconsin 54307-9001
(920) 433-4901

June 2, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	WPS Resources Corporation Registration Statement on Form S-3 (Registration No. 333-121971)

Ladies and Gentlemen:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned Registrant hereby requests that the above-referenced Registration Statement be declared effective on June 6, 2005, at 9:00 a.m., Eastern time, or as soon as is practicable thereafter. For purposes of Rule 461, there is no underwriter .

Very truly yours,

WPS RESOURCES CORPORATION

By: /s/ Larry L. Weyers
Larry L. Weyers
Chairman, President and Chief Executive Officer